Exhibit 99.3

The securities referred to in this offering document (the “Offering Document”) have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold within the United States or to, or for the account or benefit of, “U.S. Persons” (as such term is defined in Regulation S under the U.S. Securities Act) absent such registration or an applicable exemption from the registration requirements of the U.S. Securities Act. Any securities sold in the United States shall be sold only to “accredited investors” (as such term is defined in Rule 501(a) under the U.S. Securities Act) pursuant to Rule 506(c) of Regulation D under the U.S. Securities Act.

OFFERING DOCUMENT UNDER THE LISTED ISSUER FINANCING EXEMPTION

New Issue	September 12, 2025

ELECTRA BATTERY MATERIALS CORPORATION

Up to US$4,800,000
Up to 6,400,000 Units

SUMMARY OF OFFERING

What are we offering?

Offering:	Units (“Units”) of Electra Battery Materials Corporation (the “Company”, “Electra”, “we” or “our”), with each Unit being comprised of one common share in the capital of the Company (a “Share”) and one Share purchase warrant (a “Warrant”).
Offering Price:	US$0.75 per Unit.
Offering Amount:	Up to 6,400,000 Units for gross proceeds of up to US$4,800,000 (the “Offering”).
Warrants:	Each Warrant will entitle the holder thereof to purchase one Share at an exercise price of US$1.25 per Share at any time on or before the date which is 36 months after the Closing Date, except for the first 60 days after the Closing Date (as defined below).
Exchange:	The common shares of Electra (“Common Shares”) are listed and posted for trading, under the symbol “ELBM”, on the TSX Venture Exchange (the “TSXV”) and on the Nasdaq Capital Market (“Nasdaq”).
Last Closing Price:	On September 11, 2025, the closing price of the Common Shares on the TSXV and the Nasdaq was $1.18 and US$0.85, respectively.
Closing Date:	On or about October 15, 2025 (the “Closing Date”).

No securities regulatory authority or regulator has assessed the merits of these securities or reviewed this document. Any representation to the contrary is an offence. This Offering may not be suitable for you and you should only invest in it if you are willing to risk the loss of your entire investment. In making this investment decision, you should seek the advice of a registered dealer.

Electra is conducting a listed issuer financing under section 5A.2 of National Instrument 45-106 – Prospectus Exemptions. In connection with this Offering, Electra represents the following is true:

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•	Electra has active operations and its principal asset is not cash, cash equivalents or its exchange listing.
•	Electra has filed all periodic and timely disclosure documents that it is required to have filed.
•	Electra is relying on the exemptions in Coordinated Blanket Order 45-935 Exemptions from Certain Conditions of the Listed Issuer Financing Exemption (the “Order”) and is qualified to distribute securities in reliance on the exemptions included in the Order.
•	The total dollar amount of this Offering, in combination with the dollar amount of all other offerings made under the listed issuer financing exemption and under the Order in the 12 months immediately preceding the date of the news release announcing this Offering, will not exceed $25,000,000.
•	Electra will not close this Offering unless the issuer reasonably believes it has raised sufficient funds to meet its business objectives and liquidity requirements for a period of 12 months following the distribution.
•	Electra will not allocate the available funds from this Offering to an acquisition that is a significant acquisition or restructuring transaction under securities law or to any other transaction for which the issuer seeks security holder approval.

Unless otherwise stated, all references in this Offering Document to “U.S. dollars” or “US$” are to United States dollars, and all references to “Canadian dollars” or “$” are to Canadian dollars.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Offering Document contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “anticipates”, “believes”, “estimates”, “expects” and similar expressions, or the negatives of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “should”, “might”, or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this Offering Document speak only as of the date of this Offering Document or as of the date specified in such statement. Specifically, this Offering Document includes, but is not limited to, forward-looking statements regarding: the Company’s expectations with respect to the use of proceeds and the use of the available funds following completion of the Offering and the Concurrent Financing (as defined herein), the completion of the Offering and the Restructuring Transactions (as defined herein), if they are to be completed at all; the expected Closing Date; sourcing of additional funding, including from the Federal Government of Canada and the Government of Ontario, the expected reduction in the Company’s outstanding debt and the impact on its capital structure, the expected appointment of directors to the board of directors of the Company (the “Board”) by the Holders (as defined herein), the granting of a waiver from the TSXV pricing requirements, and receipt of required regulator and shareholder approvals, the Company’s continued eligibility for U.S. Department of Defense grants, the expected ramp-up and commissioning of the Refinery (as defined herein), Electra’s strategic role in reshoring North America’s battery materials supply chain, and the Company’s future growth plans, including nickel refining and battery recycling, and completion of the Company’s business objectives, and the timing, costs, and benefits thereof.

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Inherent in forward-looking statements are risks, uncertainties and other factors beyond Electra’s ability to predict or control. These risks, uncertainties and other factors include, but are not limited to, the Refinery and general expectations with respect to the development of the Refinery (as defined below); risks associated with significant secured debt; general economic conditions in Canada, the United States and globally; industry conditions, including the state of the electric vehicle (“EV”) market; governmental regulation of the mining industry, including environmental regulation; geological, technical and drilling problems; unanticipated operating events; competition for and/or inability to retain drilling rigs and other services; the availability of capital on acceptable terms; the need to obtain required approvals from regulatory authorities; stock market volatility; volatility in market prices for commodities; liabilities inherent in the mining industry; changes in tax laws and incentive programs relating to the mining industry and other risks involved in the minerals exploration and development industry. Readers are cautioned that the foregoing list of factors is not exhaustive of the factors that may affect the forward-looking statements. Actual results and developments are likely to differ and may differ materially from those expressed or implied by the forward-looking statements contained in the offering document. Such statements are based on a number of assumptions about the following: the ability to extract valuable elements from black mass; general expectations with respect to the development of the Refinery, including commodity prices with respect to its development; the state of the EV market; the future price of cobalt; anticipated costs of, and the Company’s ability to fund, its operations; the Company’s ability to carry on exploration and development activities; the timing and results of drilling programs; the discovery of additional mineral resources on the Company’s mineral properties; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of projects; the costs of operating and exploration expenditures; the Company’s ability to operate in a safe, efficient and effective manner; the potential impact of natural disasters; U.S. legislative and regulatory policies; the impact of ongoing international conflict; inflationary pressures; the Company’s ability to comply with its obligations in connection with the Notes (as defined herein); the Company’s ability to obtain financing as and when required and on reasonable terms; market competition; and general business and economic conditions.

Forward-looking statements may be affected by known and unknown risks, uncertainties and other factors including, without limitation, those referred to in this Offering Document that may cause Electra’s actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise any forward-looking statements, whether as a result of new information or future events or otherwise, except as may be required by law. If Electra does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

SUMMARY DESCRIPTION OF BUSINESS

What is our business?

Electra is in the business of producing battery materials, including refining material from mining operations and from the recycling of metals from battery scrap and end of life batteries. Electra is focused on building a diversified portfolio of assets that are highly leveraged to the critical minerals supply chain with assets located primarily in North America, with the intent of providing a North American supply of battery materials. The Common Shares are listed on the TSXV and Nasdaq and trade under the symbol “ELBM” in each case. The Company has two significant North American assets:

(i)	a hydrometallurgical refinery located in Ontario, Canada (the “Refinery”); and

(ii)	a number of properties and option agreements within the Idaho Cobalt Belt (the “Idaho Properties”), including the Company’s flagship mineral project, Iron Creek (the “Iron Creek Project”).

On May 4, 2020, the Company announced positive results from an engineering study (the “Refinery Study”), that outlined the Refinery’s ability to reach annual production of 25,000 tonnes of battery grade cobalt sulfate from third party feed, representing approximately 5% of the total global refined cobalt market and 100% of North American cobalt supply with strong operating cash flows and a globally competitive cost structure. Subsequent to the Refinery Study, significant additional metallurgical testing, engineering work, flow-sheet optimization, costing and market analysis was completed, rendering many of the conclusions in the Refinery Study obsolete.

On March 10, 2023, the Company announced a new mineral resource estimate for the Iron Creek Project in Idaho, USA. The Company subsequently filed a technical report with respect to the new mineral resource estimate titled “NI 43-101 Technical Report and Mineral Resource Estimate for the Iron Creek Cobalt-Copper Property, Lemhi County, Idaho, USA” dated March 10, 2023 with an effective date of January 27, 2023. The report was prepared by Martin Perron, P.Eng. Marc R. Beauvais, P.Eng, Pierre Roy, P. Eng. and Eric Kinnan, P.Geo., each of whom is a qualified person and “independent” as such term is defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

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Recent developments

Refinery Project Update

The Company continued progressing plans to recommission and expand the Refinery with a view to becoming the first refiner of battery grade cobalt sulfate in North America.

•	Production Capacity: The Refinery could produce up to 6,500 tonnes of cobalt per year, once fully operational, supporting over 1 million EVs annually.
•	Sales Agreement: LG Energy Solutions has agreed to purchase up to 80% of the Refinery’s capacity over the first five years.
•	Ethical Sourcing: Cobalt feed material for the Refinery will be sourced from Glencore and Eurasian Resources Group in the Democratic Republic of Congo.
•	Strategic Importance: The Refinery could support the North American defense industrial base needs by diversifying critical supply chains for lithium-ion battery production.

On July 31, 2025, the Company announced that it had commenced metallurgical testing on cobalt feedstock from its properties.

On September 3, 2025, the Company announced the completion of an early works program at the Refinery. The program focused on several targeted site-level activities designed to prepare for the restart of full-scale construction. The initiative, supported by strategic government funding, focused primarily on advancing the solvent extraction (SX) facility, a key step in producing high- purity, battery-grade cobalt.

Recycling of Black Mass

The Company launched a black mass trial late in 2022 at the Refinery to recover high-value elements found in shredded lithium-ion batteries. To date, Electra has produced quality nickel-cobalt mixed hydroxide, technical grade lithium carbonate, and graphite products in its black mass recycling trial, and the Company continues to advance this project.

•	Technical Grade Lithium: The Company successfully produced a technical-grade lithium product, marking further advances its capabilities to produce critical materials for the EV industry.
•	Joint Venture with Three Fires Group: On September 18, 2024, Electra formed a joint venture, Aki Battery Recycling (“Aki Battery”), with the Indigenous-owned Three Fires Group to locally produce black mass and recover critical minerals for re-use in EV battery production.
•	Black Mass Trial: A successful 2023 trial processed 40 tonnes of black mass from shredded lithium-ion batteries, recovering critical minerals including nickel, cobalt, and lithium.
•	Environmental and Social Impact: Aki Battery aims to reduce the carbon footprint of the EV supply chain and contribute to the participation of First Nations communities in the energy transition.

On June 5, 2025, the Company announced that it had completed a feasibility level Class 3 Engineering Study for a new battery recycling refinery to be located adjacent to its existing Refinery. The study builds on Electra’s successful 2023 black mass demonstration and supports its strategy to enable a closed-loop North American battery materials solution.

Idaho Exploration

•	The Company received a 10-year exploration permit from the U.S. Forestry Service for an area encompassing the Iron Creek and Ruby Deposits Property and the adjacent CAS and Redcastle properties (properties subject to option and earn-in agreements) in the Idaho Cobalt Belt.
•	New Copper Showing: The 2023 field program discovered the Malachite Hill Copper Showing, expanding potential at the Iron Creek Project in Idaho.
•	Redcastle Agreement Extension: The Company amended its Redcastle property agreement to extend exploration expenditure commitments until 2026 and 2028.

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The Company’s primary focus remains on its Refinery project, enhancing supply chain resilience, and securing financing to support the expansion of its critical minerals operations, while advancing the Idaho Properties.

Government Funding

On June 10, 2024, the Company announced that it had been awarded $5,000,000 in contribution funding from Natural Resources Canada to support the development of its proprietary battery materials recycling technology, accelerating the next phase of its recycling project to demonstrate on a continuous basis that the Company’s hydrometallurgical black mass process is scalable, profitable, and can be implemented at other locations.

On August 19, 2024, the Company announced that it had been awarded US$20,000,000 by the U.S. Department of Defense. The award was made pursuant to Title III of the Defense Production Act (DPA) to expand domestic production capability and is funded through the Additional Ukraine Supplemental Appropriations Act. The funds will support the construction and commissioning of North America’s only cobalt sulfate refinery, capable of producing battery grade materials for lithium-ion batteries.

On March 21, 2025, the Company announced receipt of a letter of intent from the Federal Government of Canada (Strategic Innovation Fund) for proposed funding of $20,000,000 to support completion of construction and commissioning of the Refinery.

Board and Management

On December 23, 2024, the Company announced the appointment of Marty Rendall as Chief Financial Officer. Marty Rendall is a seasoned finance executive with extensive experience in the mining industry, spanning exploration, development, construction and operational stages across the Americas. Mr. Rendall assumed the responsibilities of Chief Financial Officer effective January 1, 2025.

On February 25, 2025, the Company announced the appointment of Alden Greenhouse to the Board.

On August 25, 2025, the Company announced the appointed of David Stetson to the Board in connection with the Restructuring Transactions (as defined below).

Note Waivers

On March 5, 2025, the Company entered into an agreement with the holders (the “Holders”) of both its 12% senior secured notes (the “2027 Notes”) and 8.99% senior secured notes (the “2028 Notes” and, together with the 2027 Notes, the “Notes”) to enhance the Company’s financial flexibility. Under the agreement, lenders agreed to defer all interest payments until February 15, 2027.

Restructuring Transactions

On August 21, 2025, the Company entered into a transaction support agreement (the “Transaction Support Agreement”) in respect of a series of transactions to effect a restructuring of the outstanding Notes (the “Restructuring Transactions”) with the Holders. The Restructuring Transactions will involve the following transactions:

•	Pursuant to the terms of an exchange agreement to be entered into between each of the Holders and the Company (each, an “Exchange Agreement”), each Holder will exchange (the “Equity Exchange”) 60% of the aggregate value of the Notes (inclusive of principal and accrued and unpaid interest, including any deferred interest through to October 9, 2025) beneficially owned or held by such Holder for Common Shares at a deemed exchange price of US$0.60 per Common Share. In the event the gross proceeds from the Concurrent Financing are greater than US$34.5 million, the Company will allocate the excess to purchase the Notes at a purchase price equal to the principal amount of the Notes purchased plus accrued and unpaid interest through the date of purchase (including any deferred interest).

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•	Pursuant to the terms of the Exchange Agreements, each Holder will exchange (the “Debt Exchange”) 40% of the aggregate value of the Notes (inclusive of principal and accrued and unpaid interest through the date of the Debt Exchange, including any deferred interest) beneficially owned or held by such Holder for an equal aggregate principal amount of a new term loan (the “New Term Loan”). The New Term Loan will be secured by the same collateral as the current outstanding Notes and be guaranteed by the same guarantors of the Notes. The New Term Loan has a three (3) year term and interest will be payable in cash or in kind at the Company’s election at a rate per annum of 8.99% if paid in cash or 11.125% if paid in kind. The New Term Loan will be redeemable prior to maturity, in part or in full, at a percentage of par (105% during first year, 103% during the second year and 101% during the third year) plus accrued and unpaid interest through the redemption date.

•	The Company will undertake a private placement of Units at a price per Unit of US$0.75 for aggregate gross cash proceeds of a minimum of US$30,000,000 (the “Concurrent Financing”), inclusive of the Offering. The Holders will commit to purchase an aggregate of US$10,000,000 of Units (the “Backstop”).

•	The Company will amend each of the royalty agreements between the Company and the Holders (the “Royalty Agreements”), dated as of February 13, 2023, to: (i) extend the length of the royalty on revenues from five (5) years following the commencement of commercial production to seven (7) years following the commencement of commercial production and (ii) raise the aggregate cap under all Royalty Agreements from US$6,000,000 to US$10,000,000.

On August 22, 2025, as contemplated by the Transaction Support Agreement, the Company issued unsecured 12.00% promissory notes (the “Bridge Notes”) in the aggregate principal amount of US$2,000,000 to the Holders in order to provide interim financing to the Company for general working capital purposes and to fund ongoing operations as well as transaction costs pending completion of the Restructuring Transactions. The Bridge Notes are guaranteed by the same guarantor parties guaranteeing the obligations of the Company under the Notes. Payment of the Bridge Notes ranks pari passu with payments under the Notes. The Bridge Notes will mature 90 days following issuance and bear interest at a rate of 12.00% per annum, payable in arrears on the maturity date. The Company will be required to redeem the Bridge Notes concurrently with the closing of the Restructuring Transactions at a redemption price equal to 100% of the aggregate principal amount plus all accrued and unpaid interest thereon (upon which the Company expects to finance the repayment of the Bridge Notes from the gross proceeds of the Concurrent Financing).

Concurrent with the funding of the Bridge Notes, the Holders were afforded the right to nominate one (1) Director pursuant to a board nomination agreement entered into with the Holders dated August 22, 2025 (for which David Stetson was appointed). Following the closing of the Restructuring Transactions, the Holders will be granted the right to appoint members of the Board proportionate to their respective ownership in the Company as follows:

•	three (3) members of the Board (in aggregate), with one such director to act as chairperson of the Board, until such time as no individual Holder owns 20% or more of the issued and outstanding Common Shares;

•	two (2) members of the Board (in aggregate), until such time as no individual Holder owns 15% or more of the issued and outstanding Common Shares; and

•	one (1) member of the Board, until such time as no individual Holder owns 10% or more of the issued and outstanding Common Shares.

Material facts

There are no material facts about the securities being distributed that have not been disclosed in this Offering Document or in any other document filed by the Company in the 12 months preceding the date of this Offering Document.

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What are the business objectives that we expect to accomplish using the available funds?

The business objectives the Company expects to accomplish using the net proceeds of the Offering, together with existing cash and cash equivalents, are to fund the completion and ramp-up of the Refinery, to repay the Bridge Notes to be issued to the Holders, and for general corporate and working capital purposes. In order to achieve these objectives, the Company must complete the Offering.

The Offering is being conducted concurrently with the Concurrent Financing and the Restructuring Transactions. The Company anticipates the Offering being closed concurrently with both the Concurrent Financing and the Restructuring Transactions. The Company cautions that completion of the Restructuring Transactions remains subject to a number of conditions, including the approval of the TSXV. The Company has applied for conditional approval for the Restructuring Transactions. The Restructuring Transactions remain subject to TSXV approval. The deemed exchange price of the Equity Exchange does not comply with the TSXV minimum pricing requirements under TSXV Policy 4.3 – Shares for Debt, which mandates that the issue price of securities issued in connection with a shares for debt transaction must not be less than the Discounted Market Price (as defined in the policies of the TSXV) for the Common Shares. The Company has therefore applied for a waiver in respect of the pricing requirements, however, there is no assurance that such a waiver will be granted. There can be no assurance that the Restructuring Transactions will be approved by the TSXV as proposed or at all.

USE OF AVAILABLE FUNDS

What will our available funds be upon the closing of the Offering?

The expected total available funds to the Company following completion of the Offering is estimated to be approximately US$61,400,000.

Assuming 100% of Offering and Concurrent Financing for aggregate gross proceeds of US$30,000,000(1)
A	Amount to be raised by this Offering	US$4,800,000
B	Selling commissions and fees	US$300,000
C	Estimated offering costs (e.g., legal, accounting, audit)	US$100,000
D	Net proceeds of Offering: D = A - (B+C)	US$4,400,000
E	Working capital as at most recent month end (deficiency)	US$(1,000,000)
F	Additional sources of funding	US$58,000,000(2)(3)(4)(5)
G	Total available funds: G = D+E+F	US$61,400,000

Notes:

(1)	Assuming that the Agents’ Option is not exercised.
(2)	A US$20,000,000 award was granted to the Company from the US Department of Defense for construction of the Refinery. Approximately US$19,400,000 of this award remains available as at the most recent month end. See “Summary Description of Business – Recent Developments” above for further information.
(3)	The Company has received a letter of intent from the Federal Government of Canada (Strategic Innovation Fund) pursuant to which it is to be granted $20,000,000 (approximately US$15,000,000) to support the construction of the Refinery. This financing remains subject to completion of final due diligence and execution of definitive documentation. See “Summary Description of Business – Recent Developments” above for further information.
(4)	Comprised of the Concurrent Financing, excluding the Offering component. Units to be sold under the Concurrent Financing may be issued to purchasers resident outside of Canada pursuant to Ontario Securities Commission Rule 72-503 – Distributions Outside Canada as well as to purchasers in each of the provinces and territories of Canada, except Québec, pursuant to the accredited investor exemption outlined in Part 2 of National Instrument 45-106 – Prospectus Exemptions.
(5)	Includes an aggregate of US$1,600,000, representing estimated costs associated with the Concurrent Financing and the Restructuring Transactions.

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How will we use the available funds?

Description of intended use of available funds listed in order of priority	Assuming 100% of Offering
Expenditures associated with the construction of the Refinery(1)	US$55,000,000
Repayment of Bridge Notes	US$2,100,000
Unallocated Working Capital	US$4,300,000
Total: Equal to G in the available funds in item 8	US$61,400,000

Notes:

(1)	Further funding will be required to complete construction of the facility.

The above-noted allocation of capital and anticipated timing represents Electra’s current intentions based upon its present plans and business condition, which could change in the future as its plans and business conditions evolve. Although Electra intends to spend the proceeds from the Offering as set forth above, there may be circumstances such as where the Offering is not fully subscribed in which case for sound business reasons, a reallocation of funds may be deemed prudent or necessary and may vary materially from that set forth above, as the amounts actually allocated and spent will depend on a number of factors, including Electra’s ability to execute on its business plan. See the “Cautionary Statement Regarding Forward-Looking Information” section above.

As disclosed herein, In the event the gross proceeds from the Concurrent Financing are greater than US$34.5 million, the Company will allocate the excess to purchase the Notes at a purchase price equal to the principal amount of the Notes purchased plus accrued and unpaid interest through the date of purchase (including any deferred interest). Further, to date, the funds raised from the issuance of the Notes have been used primarily for construction of the Refinery and working capital.

Further, it is expected that $2,100,000 of the funds available to the Company following closing of the Offering and Concurrent Financing will be used to repay the Bridge Notes, the entirety of which are owned by the Holders. Following the closing of the Restructuring Transactions, it is expected that each of the Holders will hold greater than 10% of the issued and outstanding Common Shares, thereby constituting insiders of the Company.

The most recent audited annual financial statements and interim financial report of the Company included a going concern note. The Offering is intended to permit the Company to continue to achieve its business objectives and is not expected to affect the decision to include a going concern note in the next annual financial statements of the Company.

How have we used the other funds we have raised in the past 12 months?

Date of Financing	Funds Raised	Intended Use of Funds	Explanation of Variances and Impact on Business Objectives and Milestones
November 27, 2024	US$5,000,000

US$5,000,000 has been incurred to date. All spending has been incurred on, and will continue to be incurred on, early works and winter preparations at the Refinery project site and for general corporate purposes.

No variances to intended use of proceeds.
April 14, 2025	US$3,500,000	Approximately US$2,000,000 has been incurred to date. All spending has been incurred on, and will continue to be incurred on, early works and winter preparations at the Refinery project site and for general corporate purposes.	No variances to intended use of proceeds.

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FEES AND COMMISSIONS

Who are the dealers or finders that we have engaged in connection with this Offering, if any, and what are their fees?

Agents:	Cantor Fitzgerald Canada Corporation and ECM Capital Advisory Ltd., as co-lead agent, on their own behalf and on behalf of a syndicate of agents which includes Independent Trading Group (ITG), Inc. and Kernaghan & Partners Ltd. (collectively, the “Agents”).
Compensation Type:	Cash fee and broker warrants.
Cash commission:	Cash commission equal to 6% of the gross proceeds of the Concurrent Financing, other than in respect of Units sold pursuant to the Backstop or to purchasers on a president’s list as agreed to between the Company and the Agents, for up to US$1,000,000 (the “President’s List”), for which the cash commission will be reduced to 3%.
Broker Warrants:

Such number of non-transferable warrants of the Company (the “Broker Warrants”) equal to 6% of the number of Units sold under the Concurrent Financing, other than in respect of Units sold pursuant to the Backstop or under the President’s List, for which no Broker Warrants will be issued.

Each Broker Warrant will entitle the holder to acquire one Share for US$0.75 per Share, at any time on or before the date that is 36 months following the Closing Date.

Agents’ Option:	The Company has granted to the Agents an option, exercisable in whole or in part at any time up to 48 hours prior to the Closing Date, to purchase up to an additional 15% of the Units on the same terms and conditions as the Units otherwise to be issued under the Concurrent Financing (the “Agents’ Option”).

Do the Agents have a conflict of interest?

To the knowledge of the Company, it is not a “related issuer” or “connected issuer” of or to the Agents, as such terms are defined in National Instrument 33-105 – Underwriting Conflicts.

PURCHASERS’ RIGHTS

Rights of Action in the Event of a Misrepresentation

If there is a misrepresentation in this Offering Document, you have a right

(a)	to rescind your purchase of these securities with Electra, or
(b)	to damages against Electra and may, in certain jurisdictions, have a statutory right to damages from other persons.

These rights are available to you whether or not you relied on the misrepresentation. However, there are various circumstances that limit your rights. In particular, your rights might be limited if you knew of the misrepresentation when you purchased the securities.

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If you intend to rely on the rights described in paragraph (a) or (b) above, you must do so within strict time limitations.

You should refer to any applicable provisions of the securities legislation of your province or territory for the particulars of these rights or consult with a legal adviser.

ADDITIONAL INFORMATION

Where you can find more information about us?

Security holders can access Electra’s continuous disclosure filings on SEDAR+ at www.sedarplus.com. Electra also files and furnishes reports to the U.S. Securities and Exchange Commission (the “SEC”) through the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system, and such reports are available under Electra’s profile at www.sec.gov. Security holders may find additional information on our website at www.electrabmc.com.

Purchasers should read this Offering Document and consult their own professional advisors to assess the income tax, legal, risk factors and other aspects of their investment in the Units.

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CERTIFICATE OF THE COMPANY

September 12, 2025

This Offering Document, together with any document filed under Canadian securities legislation on or after September 12, 2024, contains disclosure of all material facts about the securities being distributed and does not contain a misrepresentation.

“Trent Mell”	“Marty Rendall”
Trent Mell	Marty Rendall
Chief Executive Officer	Chief Financial Officer